

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2021

Jeffrey A. Quiram
President and Chief Executive Officer
Superconductive Technologies Inc.
1511 W State Hwy 71, Suite 110-105
Austin, TX 78738

> **Re: Superconductive Technologies Inc.**
> **Registration Statement on Form S-4**
> **Filed May 14, 2021**
> **File No. 333-256138**

Dear Mr. Quiram:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jay Mumford at 202-551-3637 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing